Exhibit 99.3
CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND NINE MONTHS ENDED
SEPTEMBER 30, 2010

AGRIUM INC.
Consolidated Statements of Operations
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Sales	2,066	1,892	8,345	7,827
Direct freight	57	48	171	140

Net sales	2,009	1,844	8,174	7,687
Cost of product sold	1,509	1,447	6,250	6,127

Gross profit	500	397	1,924	1,560
Expenses
Selling	234	206	764	691
General and administrative	51	52	154	152
Depreciation and amortization	30	32	92	92
Potash profit and capital tax	7	24	11	8
Earnings from equity investees (note 6)	(8)	(2)	(19)	(19)
Other expenses (note 3)	83	22	107	86

Earnings before interest, income taxes and non-controlling interests	103	63	815	550
Interest on long-term debt	20	23	65	69
Other interest	4	3	12	15

Earnings before income taxes and non-controlling interests	79	37	738	466
Income taxes	22	11	181	130
Non-controlling interests	—	—	1	—

Net earnings	57	26	556	336

Earnings per share (note 4)

Basic	0.37	0.16	3.54	2.14
Diluted	0.37	0.16	3.53	2.13

See accompanying notes.

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Operating
Net earnings	57	26	556	336
Items not affecting cash
Depreciation and amortization	91	64	256	178
Earnings from equity investees	(8)	(2)	(19)	(19)
Stock-based compensation	85	25	61	39
Unrealized (gain) loss on derivative financial instruments	(16)	(34)	16	(56)
Acquisition costs (note 2)	—	—	45	—
Gain on disposal of marketable securities (note 2)	—	—	(52)	—
Unrealized foreign exchange (gain) loss	(2)	(12)	(1)	67
Future income taxes	2	(44)	(3)	(220)
Non-controlling interests	—	—	1	—
Other	2	27	15	67
Dividends from equity investees	—	—	14	—
Net changes in non-cash working capital	(123)	177	(877)	102

Cash provided by operating activities	88	227	12	494

Investing
Acquisitions, net of cash acquired	—	—	—	(15)
Capital expenditures	(120)	(78)	(306)	(182)
Proceeds from disposal of investments	—	—	25	—
Purchase of marketable securities	—	—	—	(65)
Proceeds from disposal of marketable securities	—	—	117	—
Other	7	(13)	(8)	(79)

Cash used in investing activities	(113)	(91)	(172)	(341)

Financing
Bank indebtedness	64	(189)	92	(320)
Long-term debt issued	48	34	48	46
Repayment of long-term debt	(2)	(1)	(10)	(1)
Dividends paid	(8)	(8)	(17)	(17)
Shares issued, net of issuance costs	3	—	5	1

Cash provided by (used in) financing activities	105	(164)	118	(291)

Effect of exchange rate changes on cash	12	2	6	6

Increase (decrease) in cash and cash equivalents	92	(26)	(36)	(132)
Cash and cash equivalents — beginning of period	805	251	933	374
Deconsolidation of Egypt subsidiary	—	—	—	(17)

Cash and cash equivalents — end of period	897	225	897	225

See accompanying notes.

AGRIUM INC.
Consolidated Balance Sheets
(Millions of U.S. dollars)
(Unaudited)

	As at		As at
	September 30,		December 31,
	2010	2009	2009
ASSETS
Current assets
Cash and cash equivalents	897	225	933
Accounts receivable	2,199	1,869	1,324
Inventories (note 5)	1,758	1,992	2,137
Prepaid expenses and deposits	186	263	612
Marketable securities	17	108	114

	5,057	4,457	5,120
Property, plant and equipment	1,921	1,686	1,782
Intangibles	584	627	617
Goodwill	1,813	1,799	1,801
Investment in equity investees (note 6)	358	356	370
Other assets	45	98	95

	9,778	9,023	9,785

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness (note 7)	188	163	106
Accounts payable and accrued liabilities	1,803	1,716	2,475
Current portion of long-term debt (note 7)	125	—	—

	2,116	1,879	2,581
Long-term debt (note 7)	1,621	1,674	1,699
Other liabilities	392	346	381
Future income tax liabilities	525	543	521
Non-controlling interests	—	14	11

	4,654	4,456	5,193
Shareholders’ equity	5,124	4,567	4,592

	9,778	9,023	9,785

See accompanying notes.

AGRIUM INC.
Consolidated Statements of Comprehensive Income and Shareholders’ Equity
(Millions of U.S. dollars, except share data)
(Unaudited)

	Millions				Accumulated
	of				other	Total
	common	Share	Contributed	Retained	comprehensive	shareholders’
	shares	capital	surplus	earnings	income (note 8)	equity

December 31, 2009	157	1,969	8	2,662	(47)	4,592

Net earnings				556		556
Cash flow hedges (a)					(2)	(2)
Available for sale financial instruments (b)					(29)	(29)
Foreign currency translation					10	10

Comprehensive income						535

Dividends				(8)		(8)
Stock options exercised	1	5				5

September 30, 2010	158	1,974	8	3,210	(68)	5,124

December 31, 2008	157	1,961	8	2,313	(172)	4,110

Net earnings				336		336
Cash flow hedges (c)					(4)	(4)
Available for sale financial instruments (d)					26	26
Foreign currency translation					106	106

Comprehensive income						464

Dividends				(9)		(9)
Stock options exercised		2				2

September 30, 2009	157	1,963	8	2,640	(44)	4,567

(a)	Net of tax of nil.

(b)	Net of tax of $18-million.

(c)	Net of tax of $2-million.

(d)	Net of tax of $16-million.
See accompanying notes.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2010
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
1. SIGNIFICANT ACCOUNTING POLICIES
The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2009. In management’s opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information. The Company has evaluated events subsequent to the date the consolidated financial statements were issued.
The agricultural products business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons, while produced inventories are accumulated ahead of the application season. Cash collections generally occur after the planting seasons in North and South America.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
2. BUSINESS ACQUISITIONS
AWB Limited
On August 14, 2010, the Company submitted a fully financed proposal to acquire 100 percent of the outstanding shares of AWB Limited (“AWB”) at a price of AUD $1.50 per share, resulting in a purchase price of AUD $1.2-billion. The Scheme of Arrangement (“Scheme”) is subject to conditions precedent typically included in transactions of this type, including unanimous support of the AWB Board. The Company and AWB have entered into a definitive agreement that the AWB Board has recommended to the AWB shareholders. On October 3, 2010, the Australian Foreign Investment Review Board notified the Company that there are no objections to the proposed acquisition in terms of the Australian Government’s foreign investment policy. The implementation of the Scheme remains subject to the approval of the shareholders of AWB and of the Supreme Court of Victoria.
CF Industries Holdings, Inc.
On March 11, 2010, the Company announced that it would no longer pursue an acquisition of CF Industries Holdings, Inc. (“CF”) and allowed its offer for CF to expire on March 22, 2010. Acquisition costs of $45-million, previously recorded in prepaid expenses and deposits, were expensed on expiry of the offer. In March 2010, the Company sold its investment in CF, consisting of 1.2 million common shares, and recorded a pre-tax gain in other expenses of $52-million. Unrealized gains on the shares had previously been recorded in other comprehensive income.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2010
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
3. OTHER EXPENSES

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Stock-based compensation	85	25	61	39
Realized loss on derivative financial instruments	6	29	34	105
Unrealized (gain) loss on derivative financial instruments	(16)	(34)	16	(56)
Acquisition costs	—	—	45	—
Gain on disposal of marketable securities	—	—	(52)	—
Environmental remediation and accretion of asset retirement obligations	6	5	8	6
Interest income	(15)	(16)	(36)	(45)
Foreign exchange loss	11	6	5	17
Bad debt expense	4	6	28	25
Other	2	1	(2)	(5)

	83	22	107	86

4. EARNINGS PER SHARE

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Numerator
Net earnings	57	26	556	336

Denominator
Weighted-average number of shares outstanding for basic earnings per share	157	157	157	157
Dilutive instruments — stock options (a)	1	1	1	—

Weighted-average number of shares outstanding for diluted earnings per share	158	158	158	157

Basic earnings per share	0.37	0.16	3.54	2.14
Diluted earnings per share	0.37	0.16	3.53	2.13

(a)	For diluted earnings per share, conversion or exercise is assumed only if the effect is dilutive to basic earnings per share.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2010
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
5. INVENTORIES

	As at		As at
	September 30,		December 31,
	2010	2009	2009

Raw materials	274	251	231
Finished goods	187	299	338
Product for resale	1,297	1,442	1,568

	1,758	1,992	2,137

6. INVESTMENT IN EQUITY INVESTEES

		As at		As at
		September 30,		December 31,
	Interest	2010	2009	2009

Mis r Fertilizers Production Company S.A.E. (“MOPCO”) a private company operating in Egypt	26.0%	268	264	270
Hanfeng Evergreen Inc. (“Hanfeng”), 12.1 million common shares	19.5%	86	88	87
Other		4	4	13

		358	356	370

	Three months ended		Nine months ended
Earnings from equity investees	September 30,		September 30,
	2010	2009	2010	2009

MOPCO	6	—	12	14
Hanfeng	2	2	3	5
Other	—	—	4	—

	8	2	19	19

Cumulative undistributed earnings	As at September 30,		As at December 31,
	2010	2009	2009

MOPCO	18	14	20
Hanfeng	12	9	9
Other	6	—	2

	36	23	31

	As at		As at
Assets, liabilities and results of operations of the above equity investees	September 30,		December 31,
	2010	2009	2009

Net sales	184	136	437
Net earnings	69	70	105

Assets	1,709	963	1,364
Liabilities	729	269	382
Shareholders’ equity	980	694	982

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2010
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
7. DEBT

	As at			As at
	September 30,			December 31,
	2010			2009
	Total	Unutilized	Utilized	Utilized

Bank indebtedness
North American revolving credit facilities expiring 2012 ( a)	775	775	—	—
European credit facilities expiring 2010 to 2012 (b)	193	54	139	74
South American credit facilities expiring 2010 to 2012	96	47	49	32

	1,064	876	188	106

Current portion of long-term debt

8.25% debentures due February 15, 2011			125	—

Long-term debt

Unsecured
Floating rate bank loans due May 5, 2013			460	460
Floating rate bank loans due 2011 to 2012			19	26
7.8% fixed rate subordinate loan due March 7, 2014 (c)			7	—
6.75% debentures due January 15, 2019			500	500
7.125% debentures due May 23, 2036			300	300
7.7% debentures due February 1, 2017			100	100
7.8% debentures due February 1, 2027			125	125
8.25% debentures due February 15, 2011			—	125
Secured
Other			119	73

			1,630	1,709
Unamortized transaction costs			(9)	(10)

			1,621	1,699

(a)	Outstanding letters of credit issued under the Company’s revolving credit facilities at September 30, 2010 were $104-million, reducing credit available under the facilities to $671-million.

(b)	The facilities bear interest at various base rates plus a fixed or variable margin. Of the total, $1-million is secured (December 31, 2009 — $137-million). Security pledged for the utilized balance includes inventory and accounts receivable with a total carrying value of $5-million (December 31, 2009 — $87-million). The utilized balance includes Euro-denominated debt of $127- million (December 31, 2009 — $31-million).

(c)	The subordinate loan is Euro-denominated debt.
The Company has a revolving purchase and sale agreement to sell, with limited recourse, accounts receivable to a maximum of $200-million (December 31, 2009 — $200-million). The cumulative proceeds from securitization are nil (September 30, 2009 — $400-million).

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2010
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
8. ACCUMULATED OTHER COMPREHENSIVE INCOME

	As at		As at
	September 30,		December 31,
	2010	2009	2009
Cash flow hedges, net of tax	—	2	2
Available for sale financial instruments, net of tax	—	26	29
Foreign currency translation	(68)	(72)	(78)

	(68)	(44)	(47)

9. EMPLOYEE FUTURE BENEFITS

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Defined benefit pension plans
Service cost	1	1	3	3
Interest cost	3	4	9	9
Expected return on plan assets	(3)	(3)	(9)	(7)
Net amortization and deferral	1	1	3	3

Net expense	2	3	6	8

Post-retirement benefit plans
Service cost	1	—	2	2
Interest cost	1	1	3	3
Amortization	—	(1)	—	(1)

Net expense	2	—	5	4

Defined contribution pension plans	12	7	27	23

Total expense	16	10	38	35

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2010
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
10. FINANCIAL INSTRUMENTS
Risk management
In the normal course of business, the Company’s financial position, results of operations and cash flows are exposed to various risks. On an annual basis, the Board approves a strategic plan that takes into account the opportunities and major risks of the Company’s business and mitigation factors to reduce these risks. The Board also reviews risk management policies and procedures on an annual basis and sets upper limits on the transactional exposure to be managed and the time periods over which exposures may be managed. The Company manages risk in accordance with its Exposure Management Policy. The objective of the policy is to reduce volatility in cash flow.
Sensitivity analysis to risk is provided where the effect on net earnings or shareholders’ equity could be material. Sensitivity analysis is performed by relating the reasonably possible changes in the risk variable at September 30, 2010 to financial instruments outstanding on that date while assuming all other variables remain constant.
Market risk
(a) Currency risk
U.S. dollar denominated transactions in our Canadian operations generate foreign exchange gains and losses on outstanding balances which are recognized in net earnings. The net U.S. dollar denominated balance in Canadian operations is $497-million. A $10-million impact on net earnings requires a strengthening or weakening of $0.03 in the U.S. dollar against the Canadian dollar.

	Canadian
Balances in non-U.S. dollar subsidiaries (in U.S. dollar equivalent)	dollars	Euro

Cash and cash equivalents	482	30
Accounts receivable	201	105
Bank indebtedness	—	(139)
Accounts payable and accrued liabilities	(382)	(44)

	301	(48)

A foreign currency translation adjustment is recognized in other comprehensive income upon translation of our Canadian and European operations to U.S. dollars. A $10-million increase in comprehensive income requires a strengthening of $0.03 of the Canadian dollar or a weakening of €0.19 of the Euro against the U.S. dollar. A $10-million decrease in comprehensive income requires a weakening of $0.04 of the Canadian dollar or a strengthening of €0.13 of the Euro against the U.S. dollar.
(b) Commodity price risk
For natural gas derivative financial instruments outstanding at September 30, 2010, a $10-million increase in net earnings requires an increase of $1.44 per MMBtu.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2010
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
(c) Interest rate risk
The Company’s cash and cash equivalents include highly liquid investments with a term of three months or less that earn interest at market rates. The Company manages its interest rate risk on these investments by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest on cash and cash equivalents do not have a significant impact on the Company’s results of operations due to the short term to maturity of the investments.
Credit risk

			Twelve months
	Nine months ended		ended
Allowance for doubtful accounts	September 30,		December 31,
	2010	2009	2009
Balance, beginning of period	46	36	36
Additions	44	33	47
Write-offs	(40)	(31)	(37)

Balance, end of period	50	38	46

Balance as a percent of trade accounts receivable (%)	3	3	4

The Company may be exposed to certain losses in the event that counterparties to short-term investments and derivative financial instruments are unable to meet their contractual obligations. The Company manages this counterparty credit risk with policies requiring that counterparties to short-term investments and derivative financial instruments have an investment grade or higher credit rating and policies that limit the investing of excess funds to liquid instruments with a maximum term of one year and limit the maximum exposure to any one counterparty. The Company also enters into master netting agreements that mitigate its exposure to counterparty credit risk. At September 30, 2010, all counterparties to derivative financial instruments have maintained an investment grade or higher credit rating and there is no indication that any counterparty will be unable to meet their obligations under derivative contracts.

Maximum credit exposure based on derivative financial	As at		As at
instruments in an asset position	September 30,		December 31,
	2010	2009	2009
Foreign exchange contracts	11	—	1
Natural gas, power and nutrient contracts	3	23	8

	14	23	9

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2010
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
Liquidity risk
The Company’s accounts payable and accrued liabilities generally have contractual maturities of six months or less.
Classification and fair values of financial instruments

Financial instrument	Classification	Carrying value

Cash and cash equivalents	Held for trading	Fair value
Accounts receivable (a)	Loans and receivables	Amortized cost
Accounts receivable — derivative financial instruments (b)	Held for trading	Fair value
Marketable securities	Available for sale or held for trading	Fair value
Other assets	Loans and receivables	Amortized cost
Other assets — derivative financial instruments ( b)	Held for trading	Fair value
Bank indebtedness (a)	Other liabilities	Amortized cost
Accounts payable and accrued liabilities ( a)	Other liabilities	Amortized cost
Accounts payable and accrued liabilities — derivative financial instruments (b)	Held for trading	Fair value
Long-term debt (c)	Other liabilities	Amortized cost
Other liabilities	Other liabilities	Amortized cost
Other liabilities — derivative financial instruments (b)	Held for trading	Fair value

(a)	Carrying value approximates fair value due to the short-term nature of the instruments.

(b)	Fair value is recorded at the estimated amount the Company would receive or pay to terminate the contracts.

(c)	Fair value of floating-rate loans approximates carrying value.

	As at		As at
Long-term debt including current portion	September 30,		December 31,
	2010	2009	2009
Fair value of long-term debt (level 2)	1,969	1,779	1,805
Carrying value of long-term debt (amortized cost)	1,755	1,685	1,709
Weighted-average effective interest rate on long-term debt (%)	6	6	6

Fair value of financial instruments	As at September 30, 2010
	Level 1	Level 2	Netting	Total

Cash and cash equivalents	897	—	—	897
Accounts receivable
Foreign exchange derivative financial instruments	—	11	—	11
Gas, power and nutrient derivative financial instruments	55	5	(59)	1
Marketable securities
Other (held for trading)	17	—	—	17
Other assets
Gas, power and nutrient derivative financial instruments	30	6	(34)	2
Accounts payable and accrued liabilities
Gas, power and nutrient derivative financial instruments	(75)	(8)	59	(24)
Other liabilities
Gas, power and nutrient derivative financial instruments	(68)	(4)	34	(38)

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2010
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

Fair value of financial instruments		As at September 30, 2009
	Level 1	Level 2	Netting	Total

Cash and cash equivalents	225	—	—	225
Accounts receivable
Gas, power and nutrient derivative financial instruments	39	8	(36)	11
Marketable securities
Investment in CF (available for sale)	107	—	—	107
Other (held for trading)	1	—	—	1
Other assets
Gas, power and nutrient derivative financial instruments	33	—	(21)	12
Other (available for sale)	27	—	—	27
Accounts payable and accrued liabilities
Gas, power and nutrient derivative financial instruments	(51)	(8)	36	(23)
Other liabilities
Gas, power and nutrient derivative financial instruments	(33)	(2)	21	(14)

Fair value of financial instruments		As at December 31, 2009
	Level 1	Level 2	Netting	Total

Cash and cash equivalents	933	—	—	933
Accounts receivable
Foreign exchange derivative financial instruments	—	1	—	1
Gas, power and nutrient derivative financial instruments	35	6	(36)	5
Marketable securities
Investment in CF (available for sale)	113	—	—	113
Other (held for trading)	1	—	—	1
Other assets
Gas, power and nutrient derivative financial instruments	26	3	(26)	3
Other (available for sale)	25	—	—	25
Accounts payable and accrued liabilities
Gas, power and nutrient derivative financial instruments	(44)	(6)	36	(14)
Other liabilities
Gas, power and nutrient derivative financial instruments	(47)	(4)	26	(25)

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2010
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
11. CAPITAL MANAGEMENT
The Company’s primary objectives when managing capital are to provide for: (a) an appropriate rate of return to shareholders in relation to the risks underlying the Company’s assets; and, (b) a prudent capital structure for raising capital at a reasonable cost for the funding of ongoing operations, capital expenditures, and new growth initiatives.
The ratios outlined in the table below are monitored by the Company in managing its capital.

	As at		As at
	September 30,		December 31,
	2010	2009	2009
Net debt to net debt plus equity (%) (a)	17	26	16
Interest coverage (multiple) (b)	11.3	8.7	7.5

(a)	Net debt includes bank indebtedness and long-term debt, net of cash and cash equivalents. Equity consists of shareholders’ equity.

(b)	Interest coverage is the last twelve months net earnings before interest expense, income taxes, depreciation, amortization and asset impairment divided by interest, which includes interest on long-term debt plus other interest.

(c)	The measures of debt and net earnings described above are non-GAAP financial measure which do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other issuers.

(d)	The Company’s strategy for managing capital is unchanged from December 31, 2009.
The Company’s revolving credit facilities require that the Company maintain specific interest coverage and debt to capital ratios as well as other non-financial covenants as defined in the debt agreements. The Company was in compliance with all covenants at September 30, 2010.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2010
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
12. SEGMENTATION

	Three months ended		Nine months ended
	September 30,		September 30,
	2010	2009	2010	2009

Consolidated net sales

Retail
Crop nutrients	411	345	2,174	2,091
Crop protection products	712	768	2,412	2,404
Seed	44	37	823	715
Services and other	77	77	235	216

	1,244	1,227	5,644	5,426

Wholesale
Nitrogen	290	260	973	953
Potash	127	109	496	198
Phosphate	156	114	395	345
Product purchased for resale	194	149	615	655
Other	32	26	151	152

	799	658	2,630	2,303

Advanced Technologies	92	60	293	209
Other (a)	(126)	(101)	(393)	(251)

	2,009	1,844	8,174	7,687

Consolidated inter-segment sales

Retail	3	—	12	2
Wholesale	111	96	344	216
Advanced Technologies	12	5	37	33

	126	101	393	251

Consolidated net earnings

Retail	75	31	363	220
Wholesale	135	83	560	355
Advanced Technologies	(4)	—	10	9
Other (a)	(103)	(51)	(119)	(34)

Earnings before interest and income taxes (b)	103	63	814	550
Interest on long-term debt	20	23	65	69
Other interest	4	3	12	15

Earnings before income taxes (b)	79	37	737	466
Income taxes	22	11	181	130

	57	26	556	336

(a)	The Other segment is a non-operating segment for inter-segment eliminations and corporate functions. Net sales between segments are accounted for at prices that approximate fair market value.

(b)	Net of non-controlling interests.